Exhibit 23.2

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Annual Report of Dominion Resources, Inc. on Form U5S, filed pursuant to the Public Utility Holding Company Act of 1935, of our reports on the consolidated financial statements of Virginia Electric and Power Company dated January 21, 2003 (which reports expressed an unqualified opinion and included an explanatory paragraph as to changes in accounting principle for derivative instruments and hedging activities in 2001 and the method of accounting used to develop the market-related value of pension plan assets in 2000), appearing in the Annual Report on Form 10-K of Virginia Electric and Power Company for the year ended December 31, 2002.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia
April 30, 2003